Exhibit 99.4

Form of Proxy - Annual General and Special Meeting to be held on June 26, 2023 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. Fold Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 9:00 am, Pacific Time, on June 22, 2023. 01X14A

Appointment of Proxyholder

I/We being holder(s) of securities of MAG Silver Corp. (the "Company") hereby appoint: Peter Barnes, or failing this person, George Paspalas, or failing this person, Fausto Di Trapani, or failing this person, Jill Neff (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/MAGSilver and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held online at https://meetnow.global/MYW6SYQ on June 26, 2023 at 9:00 am, Pacific Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Peter Barnes	☐	☐	02. Tim Baker	☐	☐	03. Jill Leversage	☐	☐
04. Selma Lussenburg	☐	☐	05. Daniel MacInnis	☐	☐	06. Susan Mathieu	☐	☐
07. Dale Peniuk	☐	☐	08. George Paspalas	☐	☐			

Fold

	For	Withhold
2. Appointment of Auditors Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Advisory Vote on Executive Compensation – Voluntary Adoption of "Say on Pay" To consider and, if deemed advisable, approve a non-binding advisory resolution to accept the Company's approach to executive compensation.	☐	☐
4. Renewal of Unallocated Entitlements under the Option Plan To consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated stock options, rights and other entitlements under the Company's third amended and restated stock option plan.	☐	☐
5. Renewal of Unallocated Entitlements under the Share Unit Plan To consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated share units, rights and other entitlements under the Company's amended and restated share unit plan.	☐	☐
6. Renewal of Unallocated Entitlements under the DSU Plan To consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated deferred share units, rights and other entitlements under the Company's third amended and restated deferred share unit plan.	☐	☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

MGSQ 349315

01X15A